Via Facsimile and U.S. Mail
Mail Stop 6010

May 5, 2008

Mr. Shawn M. Guertin
Executive Vice President, Chief Financial Officer
 and Treasurer
Coventry Health Care, Inc.
6705 Rockledge Drive, Suite 900
Bethesda, Maryland 20817

Re: Coventry Health Care, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2007
         File No. 1-16477

Dear Mr. Guertin:

    We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with information to better understand your disclosure. Where a
comment requests you to revise disclosure, the information you provide should show us
what the revised disclosure will look like and identify the annual or quarterly filing, as
applicable, in which you intend to first include it. If you do not believe that revised
disclosure is necessary, explain the reason in your response. After reviewing the
information provided, we may raise additional comments and/or request that you amend
your filing.

    Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Investments, page 32

1. We believe your disclosure should enable the investor to understand how you establish the fair value of your investments when market quotations are not available. Please revise your disclosures to address the following, if material.

    * Disclose the nature and the amount of your portfolio for which market quotations are not used to obtain fair value, preferably in a tabular format;
    * Describe the methods used to estimate fair value;
    * Disclose the significant assumptions and other inputs used in your valuation models and describe how these were derived;
    * Disclose whether the valuation models used have changed from prior periods.

2. We note that $523 million of your state and municipal bond holdings are guaranteed. Please disclose the amount of any other securities (i.e. mortgaged-backed) that are also guaranteed by third parties along with the credit rating with and without the guarantee for all of the applicable securities. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

* * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant